Exhibit 12.1

AUDENTES THERAPEUTICS, INC.

Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,				Three Months Ended March 31, 2017
	2013	2014	2015	2016
	(in thousands)
Earnings before fixed charges:
Net loss	$(3,054)	$(10,819)	$(26,458)	$(59,668)	$(18,115)
Fixed charges:
Estimated interest expense within rental expense	$10	$84	$490	$852	$233
Deficiency of earnings:	$(3,064)	$(10,904)	$(26,947)	$(60,520)	$(18,348)